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                                                                Exhibit 27(4)(d)


                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY


SUPPLEMENTAL TERM INSURANCE RIDER

This rider is made part of the policy to which it is attached if "Supplemental Term Insurance Rider" is shown in the Policy Specifications. This rider provides non-participating annually renewable non- convertible term insurance on the life of the Insured named in the Policy Specifications.

EFFECTIVE DATE. The effective date of this rider is the Date of Issue of the policy unless otherwise shown in the Policy Specifications, provided the Monthly Rider Cost has been paid.

TERM INSURANCE BENEFIT AMOUNT. Subject to the terms of the policy, the Company will pay the Term Insurance Benefit Amount upon receipt at the Administrator Mailing Address of due proof of the death of the Insured. The death of the Insured must occur while this rider and policy are in effect. The Term Insurance Benefit Amount of this rider is the Term Specified Amount as shown in the Supplemental Term Insurance Rider section of the Policy Specifications.

If, however, the Death Benefit Proceeds of the policy are increased in accordance with item (ii) of the "Death Benefit Proceeds" provision, the Term Insurance Benefit Amount will be decreased by the amount that the Death Benefit Proceeds exceed what would have been paid under item (i) of that provision. If the Term Insurance Benefit Amount is less than zero, it will be considered zero.

While this rider is in effect, the Minimum Specified Amount shown in the Policy Specifications will apply to the sum of the Specified Amount under the policy and the Term Specified Amount.

MONTHLY RIDER COST. The Company will charge a Monthly Rider Cost for this rider. The Monthly Rider Cost consists of: (a)the Term Insurance Benefit Amount divided by 1.0032737, then multiplied by the Monthly Rider Rate divided by 1,000; (b) a monthly charge per $1,000 of Initial Term Specified Amount for at least the first 360 months from the effective date of this rider, and (c) a monthly charge per $1,000 for any increase in Term Specified Amount for at least the 360 months following the date of increase. The charge(s) described in (b) and (c) will not exceed the charges determined using the TABLE OF GUARANTEED EXPENSE CHARGE PER $1,000 in the rider and will be based on the Insured's Age at the Date of Issue and at the date of any increase in Term Specified Amount. The Monthly Rider Cost will be calculated on the Date of Issue and on each subsequent Monthly Anniversary Day.

MONTHLY RIDER RATE. The Monthly Rider Rate, as determined by the Company, is based on the Insured's issue age, sex, number of Policy Years elapsed, and premium class.

The Company may adjust the Monthly Rider Rate from time to time. Adjustments will be on a class basis and will be based on Company estimates for future cost factors, such as mortality, expenses, and length of time riders stay in force. Any adjustments will be made on a nondiscriminatory basis. The rate during any year this rider is in force may never exceed the rate shown from that year in the Table of Guaranteed Maximum Cost of Insurance Rates as shown in the policy.

RENEWAL. While the policy and rider are in force, the rider will automatically be renewed annually without evidence of insurability for another one-year term.

INCREASES IN THE TERM INSURANCE BENEFIT AMOUNT. After the first Policy Anniversary, while this rider is in force the Owner may request an increase in the Term Insurance Benefit Amount, subject to the following conditions:

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1.   satisfactory evidence of insurability will be required;

2.   the increase amount requested must be at least $10,000; and

3. the increase cannot result in a Term Insurance Benefit Amount greater than nine times the Specified Amount under the policy.

The effective date of the increase will be the Monthly Anniversary Day that coincides with or next follows the receipt of the request provided the requirements above are met. The Monthly Rider Rates for the increase will be based on the Insured's Age at the time the increase is requested. Any increase in the Term Insurance Benefit Amount will terminate the No-Lapse Provision, if in effect.

DECREASES IN THE TERM INSURANCE BENEFIT AMOUNT. After the first Policy Anniversary, while this rider is in force, the Owner may request a decrease in the Term Insurance Benefit Amount. Such decrease may not be less than $10,000, nor result in a Term Insurance Benefit Amount less than $10,000, unless the Term Insurance Benefit Amount is decreased to zero.

Lincoln Life will reduce the existing Term Insurance Benefit Amount against the most recent increase first, then against the next most recent increases successively, and finally, against insurance provided under the original application.

The effective date of the decrease will be the Monthly Anniversary Day that coincides with or next follows the receipt of the request provided the requirements above and any regulatory requirements are met.

TERMINATION. This rider and all rights provided under it will terminate automatically upon whichever of the following occurs first:

(a) a request by the Owner In Writing to terminate the rider is received at the Administrator Mailing Address,

(b) the policy lapses as provided in the "Grace Period" provision of the policy,

(c)  the policy is fully surrendered,

(d) a request by the Owner In Writing to decrease the Term Insurance Benefit Amount to zero is received at the Administrator Mailing Address, or

(e)  the death of the Insured.

REINSTATEMENT. If the policy lapses and is reinstated as described in the "Grace Period" and "Reinstatement" provisions, the rider will likewise be reinstated provided enough premium is paid to cover the Monthly Deductions and the Monthly Rider Costs specified in the written notice of termination.

SUICIDE AND INCONTESTABILITY. The "Suicide" and "Incontestability" provisions of the policy apply to the benefits of this rider. If the effective date of this rider is later than the Date of Issue of the policy, the periods specified in the "Suicide" and "Incontestability" provisions will be measured from the effective date of this rider with respect to benefits under this rider.

CHANGES IN DEATH BENEFIT OPTION. Changes in Death Benefit Option of the policy may impact the policy Specified Amount as described in the "Changes in Death Benefit Option" provision of the policy. Such changes will be processed against the Term Specified Amount. In the event that the Term Specified Amount is reduced to zero, then the policy Specified Amount will be reduced.

POLICY PROVISIONS. Except as provided above, this rider is subject to all the terms of the policy.

                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                                                      [GRAPHIC]

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                  TABLE OF GUARANTEED EXPENSE CHARGE PER $1,000

              EXPENSE                     EXPENSE                     EXPENSE
               CHARGE                     CHARGE                      CHARGE
  AGE        PER $1,000        AGE      PER $1,000         AGE      PER $1,000
------------------------    ------------------------    ------------------------
  0-12         X.XXXX           46        X.XXXX            65        X.XXXX
   13          X.XXXX           47        X.XXXX            66        X.XXXX
   14          X.XXXX           48        X.XXXX            67        X.XXXX
 15-30         X.XXXX           49        X.XXXX            68        X.XXXX

   31          X.XXXX           50        X.XXXX            69        X.XXXX
   32          X.XXXX           51        X.XXXX            70        X.XXXX
   33          X.XXXX           52        X.XXXX            71        X.XXXX
   34          X.XXXX           53        X.XXXX            72        X.XXXX
   35          X.XXXX           54        X.XXXX            73        X.XXXX

   36          X.XXXX           55        X.XXXX            74        X.XXXX
   37          X.XXXX           56        X.XXXX            75        X.XXXX
   38          X.XXXX           57        X.XXXX            76        X.XXXX
   39          X.XXXX           58        X.XXXX            77        X.XXXX
   40          X.XXXX           59        X.XXXX            78        X.XXXX

   41          X.XXXX           60        X.XXXX            79        X.XXXX
   42          X.XXXX           61        X.XXXX            80        X.XXXX
   43          X.XXXX           62        X.XXXX           81+        X.XXXX
   44          X.XXXX           63        X.XXXX
   45          X.XXXX           64        X.XXXX

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